AMENDMENT BB 3/25

For Referral Only

CM 3/25

[redacted] UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

04018203

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response... 12.00

L AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 02259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **M. GRIFFITH, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FRENCH ROAD, BUILDING #2
(No. and Street)

NEW HARTFORD (City) **NEW YORK** (State) **13413-0895** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID T. GRIFFITH, PRESIDENT **(315) 797-0130**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET (Address) **SYRACUSE** (City) **NEW YORK** (State) **13203** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SCHEDULE II

M. GRIFFITH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Credit Balances	
Total credit items	$ 0
Debit Balances	
Total debit items	0
Reserve Computation	
Excess to total debits over total credits	$ 0
Required deposit	$ 0
Amounts held on deposit in a "Reserve Bank Account", including value of qualified securities, at end of reporting period	$ 250,000

The Computation for Determination of Reserve Requirements under Rule 15c3-3 is performed on a monthly basis.

No material differences exist pursuant to rule 17a-5(d)(4) in relation to rule 15c3-3.

See independent auditors' report on supplementary information